

December 30, 2013

Via E-mail
Thomas Steipp
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, California 92688

> **Re:** **Liquidmetal Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2013**
> **File No. 333-192675**

Dear Mr. Steipp:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that in order to register the shares underlying the 2013 Purchase Agreement at this time, the private placement of those shares must be complete prior to filing the registration statement. This means that the 2013 Selling Stockholders must be irrevocably bound to purchase the shares, and that they cannot have the ability to make further investment decisions, including by exercising termination provisions, or to assign, transfer, renegotiate or amend the terms of the private placement after filing or effectiveness of the registration statement. Sections 8.2 and 10.3 of the 2013 Purchase Agreement and Sections 9 and 10 of the 2013 Registration Rights Agreement contain provisions that suggest that the 2013 Selling Stockholders are not irrevocably bound to purchase the shares and that the private placement may not be complete. See Question 139.17 of our Securities Act C&DIs. Please withdraw your registration statement and renegotiate these provisions before refiling a new registration statement covering shares issuable under the 2013 Purchase Agreement. We have provided you with additional

comments on your filing below which you should consider in connection with any new registration statement you file.

Prospectus Cover Page

2. Because the offering by the 2013 Selling Stockholders appears to be an indirect primary offering by the company, please identify the 2013 Selling Stockholders as "underwriters" on the cover page of the prospectus. We note your disclosure in the Plan of Distribution, but parties acting as underwriters should be identified on the cover page as well, as required by Item 501(b)(8) of Regulation S-K.

2013 Common Stock Purchase Agreement, pages 3 and 19

3. Please revise your disclosure to clearly state that the 2013 Selling Stockholder's obligations under the equity line are not transferable.

4. We note that in consideration for entering into the 2013 Purchase Agreement, you issued each of the 2013 Selling Stockholders their pro rata portion of 2,666,667 Commitment Shares. Please clarify whether you are registering the resale of these shares, as well as shares issuable under the 2013 Purchase Agreement, with this registration statement. We note disclosure to this effect in your risk factor entitled "Funding from our 2013 Purchase Agreement may be limited . . ." on page 16.

5. Please explain how the Draw Down Amounts are allocated across the trading days during the Pricing Periods. Consider providing an example that shows the purchase that the 2013 Selling Stockholders are required to make each day during a Pricing Period based on a hypothetical Draw Down Amount, and further illustrate what happens if on one or more of those days, the VWAP falls below the applicable Floor Price. Will the obligation to purchase those shares be terminated, or will those shares be required to be purchased on a subsequent day in the Pricing Period when the VWAP equals or exceeds the Floor Price?

6. We note disclosure in the sixth paragraph of these sections that the 2013 Selling Stockholders have agreed that they will not engage in any short sales. However, the scenario you describe in the last sentence of the paragraph, that they will not be prohibited from selling any of the shares they are obligated to purchase under a pending Draw Down notice, describes a short position. Further, the scenario you describe in the eighth paragraph, where the company will reimburse the 2013 Selling Stockholders for shares they purchase on the open market to cover sales they made in anticipation of receiving shares under a Draw Down, also describes a short position. Please revise your disclosures to clarify, if true, that the 2013 Selling Stockholders may only sell shares they have actually acquired under the 2013 Purchase Agreement, and not shares that they still have an obligation to purchase under a pending Draw Down notice. Alternatively, if the 2013 Selling Stockholders will be able to engage in short sales, including during the

pricing period, please include a risk factor discussion of this fact and the effects of short selling on the company's stock price.

Risk Factors, page 8

Funding from our 2013 Purchase Agreement may be limited or insufficient to fund our operations or to implement our strategy, page 16

7. Please revise to disclose the likelihood that the company will ever receive, or will ever need, based on your disclosed business plans, the full amount of the proceeds available under the equity line agreement. The disclosure should include an explanation of why the parties chose the $20 million amount of the equity line.

Selling Stockholders, page 24

8. Please revise to disclose the broker-dealer status of Empery Asset Master Ltd. and Hartz Capital Investments, LLC.

Plan of Distribution, page 32

9. Please discuss any short selling activities that the 2013 Selling Stockholders may or have engaged in with regard to the company's securities.

Where You Can Find More Information, page 36

10. Your company appears to be a "penny stock" pursuant to Rule 3a51-1 of the Securities Exchange Act of 1934. Please revise your registration statement to disclose all the required information which you incorporate by reference in this section, as you are not eligible to incorporate such information if this is an offering of "penny stock". See General Instruction VII.D.1.(c) of Form S-1. If you believe your common stock is not a "penny stock", please provide us with a detailed analysis which supports your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
       Curt P. Creely, Esq.